UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
November 24, 2009
Commission File Number 001-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-159335 AND 333-159335-01) OF TOTAL S.A. AND TOTAL CAPITAL AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
Exhibit Index
EX-4.1:Officer's Certificate pursuant to Sections 102 and 301 of the Indenture dated as of October 2, 2009
EX-5.1:Opinion of Peter Herbel, General Counsel of TOTAL S.A.
EX-5.2:Opinion of Jonathan E. Marsh, Group U.S. Counsel ot TOTAL S.A.

TOTAL S.A. is providing on this Form 6-K (i) the Officer’s Certificate pursuant to Sections 102 and 301 of the Indenture dated as of October 2, 2009, among Total Capital, TOTAL S.A. and The Bank of New York Mellon, as Trustee (the “Indenture”), (ii) the Opinion of Peter Herbel, General Counsel of TOTAL S.A., as to the validity of the Debt Securities and the Guarantees issued on November 24, 2009, pursuant to the Indenture, as to certain matters of French law, and (iii) the Opinion of Jonathan E. Marsh, Group U.S. Counsel of TOTAL S.A., as to the validity of the Debt Securities and the Guarantees issued on November 24, 2009, pursuant to the Indenture, as to certain matters of United States law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: November 24, 2009	By:	/s/ JEROME SCHMITT
		Name:	Jérôme SCHMITT
		Title:	Treasurer

Exhibit Index

Exhibit 4.1	Officer’s Certificate pursuant to Sections 102 and 301 of the Indenture dated as of October 2, 2009, among Total Capital, TOTAL S.A. and The Bank of New York Mellon, as Trustee.

Exhibit 5.1	Opinion of Peter Herbel, General Counsel of TOTAL S.A., as to the validity of the Debt Securities and the Guarantees as to certain matters of French law.

Exhibit 5.2	Opinion of Jonathan E. Marsh, Group U.S. Counsel of TOTAL S.A., as to the validity of the Debt Securities and the Guarantees as to certain matters of United States law.